Exhibit 21
Subsidiaries of the Registrant

Subsidiaries of Network Peripherals Inc. and their respective states or countries of incorporation are listed as follows:

1.       Network Peripherals International Ltd., incorporated in Delaware
2.       NetVision Corporation, incorporated in New York
3.       Network Peripherals Asia Inc., incorporated in Taiwan
4.       Network Peripherals Europe B.V., incorporated in the Netherlands.